Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Nine Months Ended Sep. 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income (loss) from continuing operations before income taxes	$79	$(472)	$(741)	$(136)	$(134)	$867
Deduct equity in undistributed loss (earnings) of fifty-percent-or-less-owned companies	—	—	—	—	(1)	(2)
Add interest on indebtedness, net	190	250	249	224	228	258
Add amortization of debt expense	5	7	7	5	4	5
Add estimated interest factor for rentals	23	33	36	44	51	55
Earnings (loss) before income taxes, noncontrolling interest, net, fixed charges and preferred stock dividends	$297	$(182)	$(449)	$137	$148	$1,183
Fixed Charges:
Interest on indebtedness	$190	$249	$246	$221	$228	$259
Amortization of debt expense	5	7	7	5	4	5
Estimated interest factor for rentals	23	33	36	44	51	55
Total fixed charges	$218	$289	$289	$270	$283	$319
Preferred stock dividends(a)	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$218	$289	$289	$270	$283	$319
Ratio of earnings to fixed charges	1.4	(0.6)	(1.6)	0.5	0.5	3.7
Ratio of earnings to combined fixed charges and preferred stock dividends	1.4	(0.6)	(1.6)	0.5	0.5	3.7
Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	1.7	1.1	0.9	1.5	2.4	4.2

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.
(b)	Excludes the 2012 pre-tax charge for legal settlements, net of $74 million; the 2011 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $494 million and litigation expense of $9 million; the 2010 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $698 million and non-cash, pre-tax impairment charges for financial investments of $34 million; the 2009 non-cash, pre-tax charge for goodwill impairment of $262 million; non-cash, pre-tax impairment charge for financial investments of $10 million and litigation expense of $7 million; 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $415 million, financial investments of $58 million and litigation expense of $9 million; and the 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million.